September 10, 2012

Jeff Benjamin
[Address]

Dear Jeff,

We are pleased to offer you the position of Senior Vice President, General Counsel for Avon Products, Inc. (“Avon”) reporting to Sheri McCoy, Chief Executive Officer.

Your annual base salary will be $625,000. Although this salary is quoted on an annual basis, it does not imply a specific period of employment.

You will be eligible to participate in Avon’s annual incentive program available to Senior Vice President level associates. We will recommend to the Compensation and Management Development Committee (“Committee”) that your annual target award for each year of employment be 75% of your earned base salary, with the opportunity for a maximum payout of 200% of target. Your 2012 annual bonus target will be pro-rated based on your start date with Avon. Annual awards are contingent on relevant individual and business performance goals being achieved. Annual incentive program payments are generally made early in the year following the performance period, with the first such payment, if any, in 2013 for the 2012 plan year.

You will be eligible to participate in the long-term incentive program available to all Senior Vice President level associates. Long-term incentives are currently delivered 70% in performance-based restricted stock units (“PRSUs”) and 30% in performance-based cash. PRSUs are generally settled in shares of Avon common stock. The number of PRSUs that vest and the payout percentage for performance cash are subject to performance against pre-set goals. Cycles are generally three years in duration. Your first award be granted in 2012 with a target value of 200% of salary ($1,250,000). The payout of this award, if any, will be made in 2015 and based on the 2012-2014 performance period (pro-rated in accordance with the applicable award agreement to reflect the number of months elapsed in the performance cycle through your separation from service). Forms of award agreements for this award have previously been supplied to you. We will also recommend to the Committee that you be granted a second award under the long-term incentive program in 2013, also with a target value of 200% of salary. The payout under this award, if any, is expected to be made in 2016 based on the 2013-2015 performance period (pro-rated in accordance with the applicable award agreement to reflect the number of months worked during the performance cycle). We will further recommend to the Committee that payouts under your long-term incentive awards, and

Jeff Benjamin
September 10, 2012

under your annual bonus awards, be subject to discretionary reduction only to the extent that similar, or greater, percentage reductions are made for all other senior executives.
You will also receive a one-time RSU award under the Avon Products, Inc. 2010 Stock Incentive Plan (the “Stock Plan”). The award value will be $500,000, and the award will include cash dividend equivalent rights. The award will be granted on your start date with Avon and will vest 100% on December 31, 2013. Settlement is generally in shares of Avon stock. A form of award agreement for this award has previously been supplied to you.

You will be eligible to participate in the benefit programs generally available to all associates who satisfy certain eligibility requirements as of your date of hire. Accordingly, you will be eligible for our health and welfare benefits such as medical, dental, vision and long-term disability plans as of your date of hire. In addition, assuming you satisfy the eligibility requirements, the Avon Personal Savings Account Plan (Avon’s 401(k) plan) is available to you on your date of hire. Also, assuming you are in an eligible class and you satisfy the eligibility requirements under the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), Avon’s retirement plan, we will automatically open a PRA account for you after you complete one year of service. The PRA is a cash balance pension account designed to provide you with a source of retirement income if you should leave Avon at any time after becoming vested. You will also be covered under other Avon compensation plans and policies in which similarly situated Avon executives participate, including Avon's change in control policy and compensation recoupment policy.

You will be eligible to participate in the Avon Products, Inc. Deferred Compensation Plan. This plan allows you to defer a percentage of your base salary and your annual bonus beginning in the calendar year following the year you begin employment. We will forward the plan brochure and enrollment instructions to you at the appropriate time.

You will be entitled to a transportation allowance equal to $11,000 per year and paid monthly (approximately $916.67 per month). You will also be entitled to a financial planning allowance up to $12,500 per year which amount will not be pro-rated for calendar year 2012. These benefits are in each case subject to the terms of Avon’s executive perquisite program as in effect from time to time.

You will be eligible for four weeks of vacation per year beginning in 2012 pro-rated based on your start date.

Upon submission of appropriate documentation, Avon agrees to reimburse you within thirty (30) days, for your legal fees incurred in connection with the negotiation and documentation of this agreement up to a maximum of $15,000.

In the event of your “involuntary termination” (as defined below) on or prior to December 31, 2013, you will receive severance in the form of a lump sum payment equal to the lesser of 9 months base salary or the base salary payable between the effective date of your termination and December 31, 2013. “Involuntary termination” means an involuntary termination of your employment by Avon other than due to “Cause” or “Disability,” each as defined in the Stock

Jeff Benjamin
September 10, 2012

Plan. You will not be covered by the Avon Products, Inc. Severance Pay Plan, but you will be covered by the Avon Products, Inc. Change in Control Policy. Please note that payment of your severance will be in accordance with the provisions of IRC Section 409A, including any applicable six-month delay for certain payments made upon termination of employment. In order to be eligible for severance, you will be required to sign a general release of all claims.

In the event that any amount or benefit paid or distributed to you by Avon or its affiliates, whether pursuant to this letter agreement or otherwise (collectively, the ‘Covered Payments”), is or becomes subject to the tax (the “Excise Tax”) imposed under IRC Section 4999, then the Covered Payments will be reduced to the extent necessary so that no portion of the Covered Payments is subject to the Excise Tax (the “Reduced Amount”); provided that such amounts shall not be so reduced if, without such reduction, you would be entitled to receive and retain, on a net after tax basis (including, without limitation, after any Excise Taxes), an amount that is greater than the amount, on a net after tax basis, that you would be entitled to retain upon receipt of the Reduced Amount. If the determination made pursuant to this paragraph results in a reduction of the payments that would otherwise be paid to you except for the application of this paragraph, such reduction in payments will be first applied to reduce any cash severance payments that you would otherwise be entitled to receive and will thereafter be applied to reduce other payments and benefits in a manner that would not result in subjecting you to additional taxation under IRC Section 409A.

You represent and agree that your acceptance and execution of this offer does not conflict with or violate any of the terms, conditions or provisions of any existing contractual relations to which you are bound, and does not conflict with any duties owed or owing to your current employer. In addition, you have advised Avon, as a condition of its extending this offer, that you are not bound by any garden leave agreement.

Your employment at Avon is contingent upon your passing a satisfactory background investigation, reference checks, compliance with immigration law and passing a drug screening test. As you may be aware, immigration law requires that Avon verify the employment authorization status of all new employees. Therefore, on your first day you will be asked to provide documents which establish your identity and employment eligibility. We will forward a list of acceptable documents for verification purposes in due course.

Avon maintains a drug free work environment and requires that all new hires pass a drug screen as a condition of employment. The results of this test must be received prior to your date of employment; you should allow 3-4 business days for the results to be processed.

Jeff, I very much look forward to your joining Avon on or about September 12, 2012. If you have any questions, please feel free to call me at [phone number].

Jeff Benjamin
September 10, 2012

Sincerely,

/s/ Sheri McCoy

Sheri McCoy
Chief Executive Officer

cc: Gina Fitzsimons, Vice President, Global Compensation and Benefits

Accepted and Agreed to:

/s/ Jeff Benjamin                    9/10/2012

Jeff Benjamin                     Date